Exhibit (11)

June 4, 2025

MassMutual Select Funds

1295 Main Street

Springfield, MA 01111

Ladies and Gentlemen:

We have acted as counsel to MassMutual Select Funds (the “Trust”) in connection with the Registration Statement of the Trust on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combinations of (i) MassMutual Equity Opportunities Fund, a series of the Trust, with MassMutual Diversified Value Fund, a series of the Trust (the “Acquiring Fund”) and (ii) MassMutual Total Return Bond Fund, a series of the Trust (together with MassMutual Equity Opportunities Fund, the “Selling Funds”), with MassMutual Core Bond Fund, as indicated in Appendix A, and the issuance of shares of Class I, Class R5, Service Class, Administrative Class, Class R4, Class A, Class R3, and Class Y of the Acquiring Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization by and between the Trust, on behalf of the Selling Funds and the Acquiring Fund, as applicable, and MassMutual Premier Funds, on behalf of certain of its series (the “Agreement and Plan of Reorganization”), in substantially the form included in the Registration Statement.

We have examined the Trust’s Amended and Restated Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Agreement and Declaration of Trust”), as well as the Trust’s Amended and Restated Bylaws, as amended, and are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares as contemplated by the Agreement and Plan of Reorganization. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

We have assumed, for the purposes of this opinion, that, prior to the date of the issuance of the Shares, (1) the trustees of each Selling Fund will have taken all actions required of them for the approval of the Agreement and Plan of Reorganization, and (2) the Agreement and Plan of Reorganization will have been duly executed and delivered by each party thereto and will constitute the legal, valid, and binding obligation of each such party. We have assumed with your permission that a court would give effect to the choice of Massachusetts law in the Agreement and Declaration of Trust and that the internal affairs of the Trust generally would be governed by the laws of The Commonwealth of Massachusetts. We have also assumed that the Acquiring Fund has been duly established and is existing as series of shares of beneficial interest of the Trust and that the number of authorized shares of the Acquiring Fund is unlimited.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been formed and is validly existing as a voluntary association with transferable shares of beneficial interest commonly referred to as a “Massachusetts business trust” under the laws of The Commonwealth of Massachusetts.

2.	When the Shares are issued in accordance with the Agreement and Plan of Reorganization and sold on the terms described in the Registration Statement, such Shares will be validly issued, fully paid, and nonassessable by the Trust.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

The Agreement and Declaration of Trust permits the Trustees to cause each shareholder, or each shareholder of any particular series or class, to pay directly, in advance or arrears, for charges of the Trust’s custodian or transfer, shareholder servicing or similar agent, an amount fixed from time to time by the Trustees, by setting off such charges due from such shareholder from declared but unpaid dividends owed such shareholder and/or by reducing the number of Shares in the account of such shareholder by that number of full and/or fractional Shares which represents the outstanding amount of such charges due from such shareholder. In addition, the Agreement and Declaration of Trust provides that, if, for any reason, the net income of any series or class determined at any time is a negative amount, in the discretion of the Trustees the pro rata share of such negative amount allocable to each shareholder of such series or class may constitute a liability of such shareholder to that series or class which shall be paid out of such shareholder’s account at such times and in such manner as the Trustees may from time to time determine (x) out of the accrued dividend account of such shareholder, (y) by reducing the number of Shares of that series or class in the account of such shareholder, or (z) otherwise.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate, or undertaking made or issued on behalf of the Trust by the Trustees, by any officer or officers of the Trust or otherwise. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides that in the event that any shareholder or former shareholder is held to be personally liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators, or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss and expense arising from such liability, but only out of the assets of the particular series of shares of which he or she is or was a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the particular series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP

cc: Andrew M. Goldberg, MML Investment Advisers, LLC

Appendix A

Selling Fund	Acquiring Fund
MassMutual Equity Opportunities Fund (a series of MassMutual Select Funds)	MassMutual Diversified Value Fund (a series of MassMutual Select Funds)
MassMutual Total Return Bond Fund (a series of MassMutual Select Funds)	MassMutual Core Bond Fund (a series of MassMutual Premier Funds)